UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 5)*

                             Meris Laboratories Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    589848100
                                 (CUSIP Number)

*The remainder of this cover shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsquenent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.  NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
           Morton H. Sachs & Co. DBA The Sachs Company

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (A)

                                                                  (B)
3.  SEC USE ONLY

4.  CITIZENSHIP OR PLACE OF ORGANIZATION
           Kentucky


NUMBER OF               5.  SOLE VOTING POWER                       100,000
SHARES
BENEFICIALLY            6.  SHARED VOTING POWER                           0
OWNED BY
EACH                    7.  SOLE DISPOSITIVE POWER                  100,000
REPORTING PERSON
WITH                    8.  SHARED DISPOSITIVE POWER                      0

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           100,000

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
           N/A

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
           1.25%

12.   TYPE OF REPORTING PERSON*
           IA

Cusip No.589848100                     13G                Page 2 of 3 Pages

SCHEDULE 13G ADDITIONAL INFORMATION
-----------------------------------

Item #
1. (a)  Name of Issuer:
           Meris Laboratories Inc.

   (b)  Address of Issuer's Principal Executive Offices:
           2890 Zanker Road
           San Jose, CA  95134

2. (a)  Name of Person Filing:
           Morton H. Sachs & Co. DBA The Sachs Company

   (b)  Address of Principal Business Office for Each of the Above:
           1346 South Third Street
           Louisville, KY  40208

   (c)  Citizenship:
           A Kentucky Corporation

   (d)  Title of  Class of  Securities:
           Common Stock

   (e)   CUSIP Number:
           589848100

3. This statement is filed pursuant to Rule 13d-1(b), or 13d-2(b). The person filing is a:
     (a) [ ] Broker or Dealer  registered under Section 15 of the Act
     (b) [ ] Bank as  defined  in  section  3(a)(6)  of the Act
     (c) [ ] Insurance Company as defined in section 3(a)(19) of the Act
     (d) [ ] Investment Company registered under section 8 of the Investmen Company Act
     (e) [x] Investment Adviser registered under section 203 of the Investment Advisers Act of 1940
     (f) [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund
     (g) [ ] Parent Holding Company, in accordance with 240.13d-1(b)(ii)(G) (Note: See Item 7) The Sachs Company is an investment adviser registered under Section 203 of the Investment Advisers Act of 1940 reporting under Rule 13d-1(b) (ii) (G).
     (h) [ ] Group, in accordance with 240.13d-1(b)(1)(ii)(H)

4. Ownership:
   (a) Amount Beneficially Owned:                                      100,000
   (b) Percent of Class:                                                 1.25%
   (c) Number of shares as to which such person has:
        (i)   sole  power to vote or to direct  the vote               100,000
        (ii)  shared power to vote or to direct the vote                  None
        (iii) sole power to dispose or to direct the disposition of    100,000
        (iv)  shared power to dispose or to direct the disposition of     None

5. Ownership of Five Percent or Less of a Class:
        If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ X ].

CUSIP NO.589848100                      13G                   Page 3 of 3 Pages

SCHEDULE 13G ADDITIONAL INFORMATION  (continued)
-----------------------------------

Item #
6. Ownership of More than Five Percent on Behalf of Another Person:
           N/A

7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:
           N/A

8. Identification and Classification of Members of the Group:
           N/A

9. Notice of Dissolution of Group:
           N/A

10. Certification:

           By signing below, the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquiredfor the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

           SEE NOTE NO. 1 BELOW
           --------------------

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:     February 12, 1998
           -----------------

Morton H. Sachs & Co. DBA The Sachs Company

by: /s/ Christopher A. Nunnelley, V.P.
    ----------------------------------
    Christopher A. Nunnelley, V.P.


NOTE NO.1: The reporting person hereby disclaims  beneficial  ownership of
           100,000 shares of the above shares, and the filing of this statement shall not be construed as an admission that the reporting person is the beneficial owner of 100,000 shares covered by this statement.